Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2016
(millions of dollars)
Earnings, as defined:
Net income	$1,356.0
Income taxes	822.5
Fixed charges, as below	369.4
Total earnings, as defined	$2,547.9

Fixed charges, as defined:
Interest expense	$342.4
Rental interest factor	10.1
Allowance for borrowed funds used during construction	16.9
Total fixed charges, as defined	$369.4

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.90
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.